AH
3·1·2004

04001916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 2-26-04

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIS Futures & Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9225 Lake Hefner Pkwy Suite 101
(No. and Street)

Oklahoma City (City) OK (State) 73120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurtis Ward 405-748-6565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Allen Lingle
(Name – *if individual, state last, first, middle name*)

3105 N.W. 39th Street (Address) Oklahoma City (City), OK (State) 73112 (Zip Code)

SEC ... RECEIVED ... FEB 26 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurtis J. Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KFS Futures & Financial Services, Inc., as of DEC 31st, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kurt J. Ward
Signature

President
Title

Malina Brywczynski
Notary Public

MALINA BRYWCZYNSKI NOTARY PUBLIC IN AND FOR STATE OF OKLAHOMA OKLAHOMA COUNTY

My Commission Expires 04-16-2007
Commission #03006259

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIS FUTURES & FINANCIAL SERVICES, INC.
OKLAHOMA CITY, OKLAHOMA
DECEMBER 31, 2003

INDEX

WILLIAM ALLEN LINGLE, CPA
3105 NW 39 TH STREET
OKLAHOMA CITY, OK 73112
(405) 943-2792

To the Board of Directors
KIS Futures & Financial Services, Inc.
Oklahoma City, Oklahoma

In our opinion, the accompanying balance sheet, and the related statements of income, retained earnings, cash flows and the broker dealer computation of net capital per NASD for the year then ended present fairly, in all material respects, the financial position of KIS FUTURES & FINANCIAL SERVICES, INC. (a C Corporation) at December 31, 2003, and the results of their operations and their cash flow for the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KIS Futures & Financial Services, Inc. as of December 31, 2003, and the results of its operations for the year then ended in conformity with accounting principals generally accepted by the American Institute of Certified Public Accountants.

February 23, 2004
Oklahoma City, Oklahoma

William Allen Lingle, CPA

KIS FUTURES & FINANCIAL SERVICES, INC. EXHIBIT A

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash	$ (424.58)	
Cash – Iowa Grain	29,989.48	
TOTAL CURRENT ASSETS		$ 29,564.90
FIXED ASSETS		
Cost	31,658.79	
Allowance for Depreciation	(30,890.31)	
NET BOOK VALUE		768.48
TOTAL ASSETS		$ 30,333.38

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES		
Federal withholding taxes payable	$ (24.81)	
TOTAL CURRENT LIABILITIES		$ (24.81)
EQUITY		
Common stock	500.00	
Additional paid in capital	6,600.00	
Dividends paid	(35,786.00)	
Retained earnings	21,115.26	
Current Income	37,928.93	
TOTAL EQUITY		30,358.19
TOTAL LIABILITIES AND EQUITY		$30,333.38

SEE NOTES TO FINANCIAL STATEMENTS.

KIS FUTURES & FINANCIAL SERVICES, INC. EXHIBIT B

STATEMENT OF INCOME

DECEMBER 31, 2003

	12 Months Ended Dec. 31, 2003	Pct
Revenue		
Sales	$ 877,760.33	95.29
Mutual fund commission	4,875.70	0.53
Other income	38,511.20	4.18
Total Revenue	921,147.23	100.00
Cost of Sales		
Commissions	186,097.98	20.20
Wages	466,983.38	50.70
Total Cost of Sales	653,081.36	70.90
Gross Profit	268,065.87	29.10
Operating Expenses		
Advertising expense	8,352.41	.91
Accounting and legal	4,100.00	0.45
Auto expense	18,864.38	2.05
Bank charges	422.64	0.05
Computer expense	38,588.94	4.19
Consulting expense	8,580.00	.93
Contributions	100.00	0.01
Continuing education	259.35	0.03
Depreciation expense	2,958.43	.32
Dues, fees & subscriptions	3,824.93	0.42
Employee 401K company match	13,650.00	1.48
Insurance	11,319.53	1.23
Miscellaneous	150.00	0.01
Office expense	6,859.95	0.74
Payroll tax expense	28,230.83	3.06
Postage	5,423.17	0.59
Printing expense	2,419.02	0.26
Rent expense	22,105.75	2.40
Rent equipment	209.19	0.02
Taxes other	2,573.13	0.28
Telephone	28,783.95	3.12
Travel & entertainment	22,361.34	2.43
Total Expenses	230,136.94	24.98
Net Income	$ 37,928.93	4.12
	========	====

SEE NOTES TO FINANCIAL STATEMENTS.

KIS FUTURES & FINANCIAL SERVICES, INC. EXHIBIT C

STATEMENT RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2003

Balance – December 31, 2002	$ 28,215.26
Net Income (Exhibit B)	37,928.93
Less: Dividends Paid	(35,786.00)
Balance – December 31, 2003	$ 30,358.19

SEE NOTES TO FINANCIAL STATEMENTS.

KIS FUTURES & FINANCIAL SERVICES, INC. EXHIBIT D

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED DECEMBER 31, 2003

INCREASE (DECREASE) IN CASH OR CASH EQUIVALENTS

Cash Flow from Operating Activities		
Net Income (Loss)		$ 37,928.93
Adjustments to Reconcile Cash Flow		
Depreciation	2,958.43	
Increase (Decrease) in Current Liabilities		
Federal withholding and Fica Payable	(24.81)	
State withholding tax payable	(2,457.24)	
Total Adjustments		476.38
Cash Provided (Used) by Operations		38,405.31
Cash Flow From Investing Activities		
Sales (Purchases) of Assets		
Fixed assets	(1,973.36)	
Cash Provided (Used) by Investing		(1,973.36)
Cash Flow From Financing Activities		
Cash (Used) or provided by:		
Dividends	(35,786.00	
Cash Provided (Used) by Financing		(35,786.00)
Net Increase (Decrease) in Cash		645.95
Cash at Beginning of Period		28,918.95
Cash at End of Period		$ 29,564.90

SEE NOTES TO FINANCIAL STATEMENTS.

KIS FUTURES & FINANCIAL SERVICES, INC. **EXHIBIT E**

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART II A

BROKER OR DEALER COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2003

1. Total ownership equity from Statement of Financial Position		$30,358.19
2. Deduct ownership equity not allowable for Net Capital		-0-
3. Total ownership equity qualified for Net Capital		30,358.19
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
B. Other (deductions) or allowable credits		-0-
5. Total capital and allowable subordinated liabilities		-0-
6. Deductions and/or charges:		
A. Total nonallowable assets (Note 1)	$ 768.48	
B. Secured demand note deficiency	-0-	
C. Commodity futures contracts and spot commodities-proprietary capital charges	-0-	
D. Other deductions and/or charges	-0-	(768.48)
7. Other additions and/or allowable credits		-0-
8. Net capital before haircuts on securities positions		$29,589.71
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	$ -0-	
B. Subordinated securities borrowings	-0-	
C. Trading and investment securities:		
1. Exempted securities	-0-	
2. Debt securities	-0-	
3. Options		
4. Other securities	-0-	
D. Undue Concentration	-0-	
E. Other	-0-	-0-
10. Net Capital (Note 2)		$ 29,589.71
		========

KIS FUTURES & FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 NON-ALLOWABLE ASSETS

Non-allowable assets for the purpose of Broker or Dealer computation of net capital consist of the depreciable assets.

Cost	$ 31,658.79
Accumulated Depreciation	30,890.31
Net Book Value	$ 768.48

NOTE 2 MATERIAL DIFFERENCES

The Broker-dealer computation of net capital for KIS Futures & Financial Services Inc. contained no material differences.

NOTE 3 MATERIAL INADEQUACIES

No material inadequacies were found to exist in KIS Futures & Financial Services Inc.